Exhibit 99.1

NATIONAL ENERGY SERVICES REUNITED CORP.

777 Post Oak Blvd., Suite 730
Houston, Texas 77056

June 5, 2020

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2020 Annual General Meeting of National Energy Services Reunited Corp. Due to the public health impact of the novel coronavirus (COVID-19), the 2020 annual general meeting will be a completely virtual meeting conducted via webcast. You will be able to fully participate in the virtual meeting online, including submission of your questions in advance of and during the meeting via live audio, and to vote your shares electronically.

The annual general meeting will be held at:

Where:	Webcast at https://www.cstproxy.com/nesr/2020

Date:	June 30, 2020

Time:	8:00 a.m. Houston time

The Notice of Annual General Meeting and Proxy Statement describes the business to be transacted at the annual general meeting and provides other information concerning National Energy Services Reunited Corp. The principal business to be transacted at the annual general meeting will be (a) the re-election of five Class I directors, each for a term of two years and (b) to ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of the appointment of KPMG.

Whether or not you plan to attend the virtual annual general meeting online, we hope that you will have your stock represented by voting online, by telephone, or by completing and returning a proxy card or voting instruction card as soon as possible. You may, of course, vote electronically during the annual general meeting even if you have previously voted.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free); banks and brokers can call collect at (203) 658-9400.

Sincerely,

Sherif Foda

Chief Executive Officer

2020 ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

NATIONAL ENERGY SERVICES REUNITED CORP.

NOTICE OF ANNUAL GENERAL MEETING

Time and Date	8:00 a.m. Houston time June 30, 2020

Where	Via webcast at https://www.cstproxy.com/nesr/2020

Items of Business

(1) To elect or re-elect five Class I directors to NESR’s Board of Directors for a term of two years.

(2) To ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual general meeting at the time and on the date specified above or at any time and date to which the annual general meeting may be properly adjourned or postponed.

Record Date	The record date for the annual general meeting is May 22, 2020. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement of the annual general meeting.

Voting	Your vote is very important. Whether or not you plan to attend the virtual annual general meeting online, we encourage you to read the proxy statement and vote your shares in advance of the annual general meeting by submitting your proxy by internet, telephone or mail as soon as possible. For specific instructions on how to vote your ordinary shares, please refer to the section entitled “Questions and Answers About the Proxy Materials and the Annual General Meeting” of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

Sherif Foda

Chief Executive Officer

June 5, 2020

This notice of annual general meeting and proxy statement and form of proxy are being distributed on or about

June 5, 2020.

2

QUESTIONS AND ANSWERS ABOUT

THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (“Board”) of National Energy Services Reunited Corp., a company incorporated in the British Virgin Islands (BVI) (the “Company”, “NESR” or “we”), is providing these proxy materials to you in connection with NESR’s annual general meeting, which will take place on June 30, 2020. As a shareholder, you are invited to attend the virtual annual general meeting online and vote on the items of business described in this proxy statement.

Our proxy materials are also available at https://www.cstproxy.com/nesr/2020.

Q:	Why are you holding a virtual meeting?

A:	In light of the COVID-19 pandemic, our 2020 annual general meeting is being held on a virtual-only basis for the safety of all of our shareholders, associates and community. Our goal for the annual general meeting is to enable the broadest number of shareholders to participate in the meeting, while providing substantially similar access to management as an in-person meeting. We believe that we are observing best practices for a virtual shareholder meeting, including providing a support line for technical assistance and addressing as many shareholder questions as time will allow.

Q:	Will I have the same participation rights in this virtual-only annual general meeting as I would have at an in-person meeting?

A:	Yes. If you register and attend the annual general meeting pursuant to the instructions herein, you will be able to vote online during the annual general meeting, change a vote you may have submitted previously, or ask questions online that will be reviewed and answered by the speakers. If you wish to submit a question prior to or during the virtual annual general meeting, you may log into, and ask a question on the virtual meeting platform at https://www.cstproxy.com/nesr/2020. The meeting will be governed by our Rules of Conduct which will be available on the virtual meeting platform during the annual general meeting. The Rules of Conduct will address the ability of shareholders to ask questions during the meeting.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual general meeting, the voting process, the compensation of directors and NESR’s most highly paid executive officers, and certain other information about NESR.

Q:	How may I obtain NESR’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:	Our 2019 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2019 Annual Report are available on our website at www.NESR.com under the “Investor Relations” tab, in the EDGAR database on the SEC’s website at www.sec.gov and at https://www.cstproxy.com/nesr/2020. Shareholders may also request a free copy of our 2019 Annual Report on Form 20-F from:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

NESR will also furnish any exhibit to Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual general meeting?

A:	The items of business scheduled to be voted on at the annual general meeting are:

●	The re-election of five Class I directors to NESR’s Board for a term of two years; and

●	Ratifying the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your ordinary shares “FOR” each of the nominees to the Board and “FOR” the ratification of KPMG as the Company’s independent registered public accounting firm for 2020.

3

Q:	What shares can I vote?

A:	Each NESR ordinary share issued and outstanding as of the close of business on May 22, 2020, the record date for the annual general meeting, is entitled to be voted on all items being voted upon at the annual general meeting. The record date for the annual general meeting is the date used to determine both the number of ordinary shares that are entitled to be voted at the annual general meeting and the identity of the shareholders of record and beneficial owners of those shares who are entitled to vote those shares at the annual general meeting. On the record date for the annual general meeting, we had 87,495,221 ordinary shares issued and outstanding. You may vote all ordinary shares owned by you as of the record date, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee, such as a bank, pursuant to the instructions of such record holder.

Q:	What is the difference between holding ordinary shares as a shareholder of record and as a beneficial owner?

A:	Most NESR shareholders hold their ordinary shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between ordinary shares held of record and those owned beneficially.

Shareholder of Record

If your ordinary shares are registered directly in your name with NESR’s transfer agent, Continental Stock Transfer & Trust Company, you are considered with respect to those shares the shareholder of record, and these proxy materials are being sent directly to you by NESR. As the shareholder of record, you have the right to grant your voting proxy directly to NESR management or to attend the virtual annual general meeting and vote all shares registered in your name during the meeting.

Beneficial Owner

If your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and you are also invited to attend the virtual annual general meeting.

Since a beneficial owner is not the shareholder of record, you may not attend the virtual annual general meeting and vote all shares during the webcast unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the annual general meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the virtual annual general meeting?

A:	You are entitled to attend the annual general meeting only if you were a NESR shareholder as of the close of business on May 22, 2020 or you hold a valid proxy for the annual general meeting. If your shares are registered in your name, you will need to provide the 12-digit control number included on your Notice or your proxy card in order to be able to participate in the meeting. If your shares are not registered in your name (if, for instance, your shares are held in “street name” for you by your broker, bank or other institution), you must follow the instructions printed on your Voting Instruction Form provided by your broker. In order to participate in the annual general meeting, please log on to https://www.cstproxy.com/nesr/2020 at least 15 minutes prior to the start of the annual general meeting to provide time to register and download the required software, if needed. The webcast replay will be available at https://www.cstproxy.com/nesr/2020 until the 2021 annual general meeting. The annual general meeting is scheduled to begin promptly at 8:00 a.m. Central Time.

Q:	What documentation must I provide to vote online at the annual general meeting?

A:	If you are a shareholder of record and provide your 12-digit control number when you access the meeting, you may vote all shares registered in your name during the annual general meeting webcast. If you are not a shareholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in “street name” and held by your broker, bank or other institution for your benefit), you must follow the instructions printed on your Voting Instruction Form.

4

Q:	How do I vote my ordinary shares without attending the annual general meeting?

A:	Whether you hold ordinary shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual general meeting. If you hold ordinary shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. If you are a shareholder of record, you may vote by submitting a proxy by mail or by voting online or by telephone, as follows:

(1)	by Internet at the web address shown on your proxy card;

(2)	by telephone by calling 1-866-894-0536 (U.S. only) and following the instructions on the proxy card; or

(3)	by mail, by completing, signing and returning the enclosed proxy card.

Telephone and internet voting will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on June 29, 2020.

Q:	May I change my vote?

A:	You may change your vote at any time prior to the vote at the annual general meeting. If you are the shareholder of record, you may change your vote by:

(1)	sending a written notice of revocation to NESR’s Corporate Secretary by mail dated as of a later date than the date of the proxy and received prior to the annual general meeting;

(2)	sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the annual general meeting;

(3)	logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically, or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

(4)	attending the virtual annual general meeting and voting all shares registered in your name during the webcast.

Attendance at the virtual annual general meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For ordinary shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee prior to the annual general meeting, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the virtual annual general meeting and voting all shares registered in your name during the webcast.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within NESR or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. However, occasionally shareholders provide written comments on their proxy cards, which proxy cards are then forwarded to NESR management.

Q:	How many ordinary shares must be present or represented to conduct business at the annual general meeting?

A:	Holders of at least 50% of the total votes of the Company’s ordinary shares issued and outstanding and entitled to vote at the annual general meeting, present at the virtual annual general meeting or represented by proxy, constitute a quorum. Your shares are counted as present if you attend the virtual annual general meeting and vote during the webcast or if you properly vote by Internet, telephone or mail in advance of the annual general meeting. In the absence of a quorum, within two hours from the time appointed for the meeting, at the discretion of the Chairman of the Board of Directors of the Company, the meeting shall either be dissolved or stand adjourned to a business day at the same time and place, and if at the adjourned meeting there are present within one hour of the time appointed for the meeting virtually or by proxy not less than one-third of the votes of our shareholders entitled to vote, those present shall constitute a quorum. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

5

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” one or more of the nominees or “AGAINST” one or more of them, or you may “ABSTAIN.” For the ratification of the appointment of KPMG, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions with respect to these proposals will not be counted.

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of NESR’s nominees to the Board and “FOR” the auditor ratification proposal).

If you hold ordinary shares beneficially in street name and do not provide your broker with voting instructions on the proposal to elect directors, your shares constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for the election of directors, ordinary shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors at the annual general meeting.

Q:	What is the voting requirement to approve each of the proposals?

A:	Approval of the election of director nominees requires each one of the nominees to be approved by a majority of the votes cast by shareholders present virtually or represented by proxy at the annual general meeting. This means that each of the five nominees will be elected if each is approved by the affirmative vote of a majority of the votes cast by shareholders present virtually or represented by proxy at the annual general meeting. Abstentions and broker non-votes will have no effect on the election of directors. The appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020, requires the affirmative vote of a majority of those ordinary shares present virtually or represented by proxy and entitled to vote on that proposal at the annual general meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. NESR does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual general meeting, each ordinary share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your ordinary shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your ordinary shares are registered in more than one name, you may receive more than one proxy card. Please follow the voting instructions with respect to each proxy card and voting instruction card that you receive.

6

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual general meeting?

A:

NESR is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. NESR has engaged Morrow Sodali LLC (the “Proxy Solicitor”) to assist in the solicitation of proxies for the annual general meeting. NESR has agreed to pay the Proxy Solicitor a fee of $6,500 plus disbursements. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made virtually, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you may contact our proxy solicitor:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Shareholders call: (800) 662-5200
Banks and brokers call: (203) 658-9400

Q:	Where can I find the voting results of the annual general meeting?

A:	We intend to announce preliminary voting results at the annual general meeting and publish final results in our report on Form 6-K filed after the annual general meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future annual general meetings as indicated below.

Submission of Shareholder Proposals

Our Board of Directors is aware of no other matter that is required to be brought before the annual general meeting. Under BVI law, only business that is specified in the notice of an annual general meeting can be transacted at the annual general meeting.

Future Shareholder Proposals

If you wish to nominate a person for election as a director of the Company following the expiry of an existing term under Regulation 9.1(b) or present any other proposal for consideration at the 2021 annual general meeting of shareholders, you must give timely notice thereof in writing to the Company in accordance with the Company’s Memorandum and Articles of Association and Company policy. Notwithstanding the foregoing, the Board may, at its discretion, refuse any nomination or the consideration of any other proposal unless such nomination or other proposal has the support in writing of persons holding not less than 30 percent of the voting rights which may be exercised in respect of a vote on such matter if it were presented for consideration at an annual general meeting of shareholders.

If you wish to have your proposal considered for inclusion in the proxy statement and proxy card for our 2021 annual general meeting, but subject always to the Board’s discretion to reject as set out above, the proposal must be received at our principal executive offices within a reasonable time before we begin to print and send the proxy materials for our 2021 annual general meeting of shareholders. Shareholder proposals for the 2021 annual general meeting must comply with the notice requirements described in this paragraph to be considered for inclusion in the proxy materials relating to our 2021 annual general meeting.

7

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI company limited by shares (company number 1935445), and our affairs are governed by our Memorandum and Articles of Association (which document shall be herein referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, and the registered agent of the Company is Intertrust Corporate Services (BVI) Limited also at Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

Appointment and Removal of Directors

Members of our Board of Directors may be elected by a majority of the votes validly cast at any general meeting of shareholders. Under the Charter, all directors can be elected for a period of up to six years with such possible extension as provided therein. Any director may be removed with or without cause by a majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Articles provide that the other directors, acting by a majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither BVI law nor the Charter contains any restrictions as to the voting of our ordinary shares by non-BVI residents.

As of June 5, 2020, the Board of Directors consisted of eight directors. This included the four NESR directors existing prior to our acquisition of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES”) (collectively, the “Business Combination”), Sherif Foda, Thomas Wood, Antonio J. Campo Mejia, and Hala Zeibak, and four additional directors, Nadhmi Al-Nasr, Amr Al Menhali, Yousef Al Nowais, and Andrew L. Waite. More information about our current senior management and Board is set forth below.

Shareholder Communications

Shareholders who wish to communicate directly with our Board of Directors, or any individual director, should direct questions in writing to our Corporate Secretary, National Energy Services Reunited Corp., 777 Post Oak Blvd., Suite 730, Houston, Texas 77056. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters must identify the author and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Director Independence

The Nasdaq Capital Market (“Nasdaq”) listing standards require that a majority of our Board of Directors be independent as long as we are not a controlled company. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that Ms. Zeibak, Mr. Al-Nasr, Mr. Wood, Mr. Campo Mejia, Mr. Al Nowais, Mr. Al Menhali and Mr. Waite are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

8

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

We have established an Audit Committee of the Board of Directors. Our Audit Committee currently consists of Mr. Waite, Mr. Campo Mejia and Mr. Wood, with Mr. Waite serving as the chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia and Mr. Wood are each independent under applicable Nasdaq and SEC rules.

Each member of the Audit Committee is financially literate, and our Board of Directors has determined that Mr. Waite qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our annual reports;

●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

9

Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. The current members of our Compensation Committee are Mr. Campo Mejia, Ms. Zeibak and Mr. Wood, with Mr. Wood serving as the chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all other executive officers;

●	recommending the short- and long-term incentive compensation of all executive officers to the Board of Directors;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Al-Nasr, Mr. Campo Mejia and Mr. Wood, with Mr. Campo Mejia serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

The Nominating and Governance Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating and Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Nominating and Governance Committee does not distinguish among nominees recommended by shareholders and other persons.

10

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual general meetings, including vacancies created by an increase in the number of directors;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

Leadership Structure and Risk Oversight

The Board of Directors believes that the most effective leadership structure is for Mr. Foda to serve as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Foda has extensive experience in the oil and gas industry. By having Mr. Foda serve as the Chief Executive Officer and as Chairman of the Board, the Board of Directors believes that it enables Mr. Foda to ensure that the Board of Directors’ agenda responds to strategic challenges, that the Board of Directors is presented with information required for it to fulfill its responsibilities, and that Board of Directors meetings are as productive and effective as possible. Mr. Campo Mejia serves as lead independent director of the Board of Directors.

The Board of Directors’ oversight of risk is administered directly through the Board of Directors, or through its Audit Committee. Various reports and presentations regarding risk management are presented to the Board of Directors including the procedures that the Company has adopted to identify and manage risk. The Audit Committee addresses risks that fall within the committee’s area of responsibility. For example, the Audit Committee is responsible for overseeing the quality and objectivity of the Company’s financial statements and the independent audit thereof. The Audit Committee reserves time at each of its meetings to meet with the Company’s independent registered public accounting firm outside of the presence of the Company’s management.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our employees, including our Chief Executive Officer and Chief Financial Officer. Our Code of Conduct is available on our corporate website, www.nesr.com. If we amend or grant a waiver of one or more of the provisions of our Code of Conduct, we intend to publicly disclose amendments to or waivers from provisions of our Code of Conduct that apply to our Chief Executive Officer and Chief Financial Officer by posting the required information on our website at the above address. Our website is not part of this proxy statement.

The Code of Conduct governs the behavior of all employees socially and professionally throughout their employment with the Company, irrespective of the place, time and situation.

11

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Board of Directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class serving a two-year term. Five Class I Director seats are up for election by shareholders at the annual general meeting, while the three Class II Director seats will be up for election at the 2021 annual general meeting. Set forth below are the names, ages, class and positions of each of the individuals who currently serve as directors of NESR:

Name	Age(5)	Class	Position
Antonio J. Campo Mejia	62	I	Lead Director (nominated for re-election)
Nadhmi Al-Nasr	65	I	Director (nominated for re-election)
Amr Al Menhali(1)	40	I	Director (nominated for re-election)
Yousef Al Nowais(2)	65	II	Director
Andrew Waite(3)	59	I	Director (nominated for re-election)
Thomas D. Wood	63	II	Director
Hala Zeibak(4)	39	I	Director (nominated for re-election)
Sherif Foda	51	II	Executive Chairman of the Board and Chief Executive Officer

(1) NESR SPV Ltd., a Cayman company, is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Al Menhali represents NESR SPV Ltd. on the Board.

(2) Al Nowais Investments LLC (“ANI”) is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Al Nowais represents ANI on the Board.

(3) SV3 Holdings, Pte Ltd (“SV3”) is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Waite represents SV3 on the Board.

(4) Olayan Saudi Holding Company (“Olayan”) is entitled to nominate one director to the Board of Directors for so long as it and its affiliates collectively hold at least 6,879,225 NESR ordinary shares.

(5) Age as of June 5, 2020.

Information regarding the business experience of each nominee is provided below. There are no familial relationships among NESR’s executive officers and directors.

The ordinary shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted “FOR” each of the three candidates recommended by the Board.

The Board expects that all the nominees will be available to serve as directors and all have consented in writing to that effect.

The Board recommends a vote FOR the election to the Board of each of the following director nominees.

12

INFORMATION ABOUT THE DIRECTOR NOMINEES

Class I Directors (terms will expire in 2020 unless reelected)

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017 and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger Limited (NYSE: SLB) (“Schlumberger”), one of the world’s leading oilfield services company, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an executive in oilfield services and board member of multinational companies.

Nadhmi Al-Nasr was elected to the Board as of June 6, 2018 and is an independent director. Mr. Al-Nasr is the Chief Executive Officer of NEOM, Saudi Arabia’s megacity project, and the former Interim President and Executive Vice President, Administration and Finance of the King Abdullah University of Science and Technology (KAUST). Mr. Al-Nasr has been associated with KAUST from its inception in 2006 and was instrumental in its development as a state-of-the-art campus which opened its doors in 2009. Previously, Mr. Al-Nasr held several positions at Saudi Aramco, including Manager of the Shaybah Development Program, a mega-project built in one of harshest environments in Saudi Arabia. The project is widely regarded as one of Saudi Aramco’s most ambitious and successful ventures. Mr. Al-Nasr also managed the largest oilfield in the world, Ghawar oilfield, for Saudi Aramco, and ensured the Kingdom’s ability to fill the production gap caused by the loss of oil output from Iraq and Kuwait during the Gulf War. He led Saudi Petroleum Overseas Ltd as its Managing Director and has served as Executive Director of Community Services for Saudi Aramco. In 2014, Mr. Al-Nasr was appointed by royal decree to serve as a member of the Supreme Economic Council and was also appointed as a member of the Board of Trustees of the King Abdulaziz Centre for National Dialogue. In March 2017, Mr. Al-Nasr was appointed as Interim President of King Abdullah Petroleum Studies and Research Center (KAPSARC), in addition to his roles as Interim President and EVP at KAUST. In August 2018, Mr. Al-Nasr was appointed as the CEO of NEOM project. Mr. Al-Nasr graduated with a bachelor’s degree in Chemical Engineering from King Fahd University of Petroleum and Minerals in 1978.

We believe that Mr. Al-Nasr is qualified to serve on our Board of Directors because of his extensive experience in the oil exploration and production industry and his experience with the largest oil & gas company in the world as well as leading large projects such as KAUST and NEOM.

Amr Al Menhali was nominated by our Nominating and Governance Committee and elected to the Board of Directors on November 9, 2019 to serve as a Class I Director. Mr. Al Menhali joined Waha Capital as Chief Executive Officer in September 2019. Mr. Al Menhali has a track record of success of over 20 years in the financial services industry in a variety of senior positions and leadership roles. He has led several strategic transformation projects, building high performance businesses to achieve sustainable growth. During his career, he has developed strong leadership skills and expertise in strategy, finance, risk, credit and corporate governance. Mr. Al Menhali currently sits on the boards of several regional and international companies operating in diverse sectors, as well as on industry bodies including the UAE Banking Federation. He holds a bachelor’s degree, with honors, in Business Administration. In addition, he completed the General Management Program at Harvard Business School.

We believe that Mr. Al Menhali is qualified to serve on our Board of Directors because of his extensive experience in the investment and financial services community and with diverse industries and multinational operations, including in the MENA region.

Hala Zeibak has been an independent director of the Company since May 12, 2017. She is a member of The Olayan Group’s global investment team, currently serving as co-head of private equity investments for Europe. The Olayan Group is a private multinational enterprise with a managed portfolio of international investments and diverse commercial and industrial operations in the Middle East. Ms. Zeibak joined the group in July 2005, initially at Olayan America in New York. She transferred to Olayan Europe in London in 2011. She has a strong focus on investments in energy and affiliated sectors, including oil, gas, power, commodities and industrials. She is a member of the Oxford Energy Policy Club. Ms. Zeibak received a Bachelor of Arts in Economics from Tufts University in 2003, graduating summa cum laude, with membership in the Phi Beta Kappa Society. She went on to earn a master’s degree in 2005 from the Fletcher School of Law & Diplomacy at Tufts. Her concentration was international finance and trade.

We believe that Ms. Zeibak is qualified to serve on our Board of Directors because of her extensive experience in the investment community and with diverse industries and multinational operations, including in the MENA region.

Andrew Waite was elected to the Board as of June 6, 2018 and is an independent director. Mr. Waite is Co-President of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P. and the ultimate general partner of the majority shareholder of SV3 Holdings Pte Ltd and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013, and on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to the energy sector and military customers from 2000 to 2006, Oil States International, Inc., a diversified oilfield services and equipment company, from August 1995 through April 2006, and Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018. Mr. Waite received an M.B.A., with high distinction, from Harvard Business School, and a Master of Science in Environmental Engineering Science from California Institute of Technology.

We believe that Mr. Waite is qualified to serve on our Board of Directors because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

13

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class II Directors (terms expire in 2021)

Sherif Foda has served as our Chief Executive Officer and Chairman of the Board since our inception. He has more than 25 years of professional experience in the oil and gas industry working for Schlumberger around the world, particularly in the Middle East, Europe and the US. From June 2016 to January 2018, he served as Senior Advisor to the Chairman of Schlumberger. From July 2013 through June 2016, he served as an officer and the President of the Production Group of Schlumberger. From June 2011 to June 2013, he served as the President of Schlumberger Europe and Africa, based in Paris. From June 2009 to June 2011, he served as Schlumberger’s Vice President and Managing Director of the Arabian market: Saudi Arabia, Kuwait and Bahrain, based in Dhahran. From July 2007 to May 2009, he served as Schlumberger’s Worldwide Vice President for Well Intervention, based in Houston. From 2005 to 2007, he was Schlumberger’s Vice President for Europe, Caspian and Africa, based in Paris. From 2002 to 2005, he served as the Managing Director of Schlumberger in Oman, based in Muscat. In 2001, he served as Schlumberger’s Operations Manager for UAE, Qatar and the Arabian Gulf, based in Abu Dhabi. He started his career in 1993 with Schlumberger, working on the offshore fields in the Red Sea, then transferred to Germany for two years, then served as the general manager of operations in Eastern Europe countries (mainly Poland, Lithuania, Romania and Hungary). Prior to working in the oil and gas industry, he worked in the information technology and computer industry for two years in Egypt. Mr. Foda is a board member of Energy Recovery, Inc. (NASDAQ: ERII), a technology company based in California. He also serves on the Board of Trustees of Awty International School in Houston and is a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

Yousef Al Nowais was nominated by our Nominating and Governance Committee and Board of Directors on November 9, 2019 to serve as a Class II Director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large diversified business and a leading player in the oil & gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007-2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry.

14

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017 until June 2018. He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and gas contract drilling services. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coil tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a Bachelor of Arts in Economics from the University of Calgary.

We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. Our current Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are:

Name	Age(1)	Position
Sherif Foda	51	Executive Chairman of the Board and Chief Executive Officer
Christopher L. Boone	51	Chief Financial Officer
Dhiraj Dudeja	44	Chief Commercial Officer

(1) Age as of June 5, 2020.

Sherif Foda’s biographical information is set forth above.

Christopher L. Boone has been the Chief Financial Officer of NESR since May 29, 2019. Previously, he was Chief Financial Officer and Senior Vice President of Tesco Corporation from January 1, 2014 until its acquisition by Nabors Industries in late 2017 and until the transition to Nabors was completed in early 2018. He served as the Chief Financial Officer, Treasurer and Vice President of Lufkin Industries Inc. from May 7, 2008 to January 1, 2014 and served as its Corporate Controller from August 1999 to May 2008. Mr. Boone had been an employee of Lufkin Industries since 1993. He earned a Bachelor of Science in Business Administration and Accounting from Washington and Lee University and an M.B.A. from the Thunderbird School of Global Management.

Dhiraj Dudeja has more than 23 years of professional experience in the oil and gas industry working for Schlumberger in South and South East Asia, Middle East, Europe and the US. From April 2014 to August 2016, he led the Sales and Commercial function for the Production Group of Schlumberger. In his previous roles, he served as the Wireline Marketing and Sales Manager for Europe, Africa and Caspian; Worldwide Training & Development Manager and Acting Personnel Manager for Wireline; General Manager for Wireline for India; Oilfield Services Training & Staffing Manager for Schlumberger for the Middle East and Asia region; and Country Manager for Wireline in Vietnam. He started his career in 1996 with Schlumberger, working primarily offshore Mumbai High and then in the South China Sea, handling exploration and deep-water wireline logging operations. He also has co-founded two startups in the education analytics field in India and the US, one of which he actively led from 2012 to 2014 as COO. He graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

15

COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis (“CD&A”) describes NESR’s compensation policies and practices as they relate to our named executive officers (“NEOs”) identified in the Summary Compensation Table below. The purpose of the CD&A is to review the rationale of why the Compensation Committee selected the elements and objectives of NESR’s executive compensation program.

Overview of Compensation for 2019

When developing the executive compensation philosophy for NESR, the Compensation Committee considered the guidelines listed below.

●	Pay for Performance: Both our short-term and long-term incentive plans are linked to the achievement of performance metrics

●	Distribution of Performance Incentives: Both our short-term and long-term compensation programs are granted widely throughout the organization on similar terms as the NEOs in order to align performance objectives and promote greater pay equity

●	Limited Change of Control and Employment Contracts: Our NEOs have no employment or severance contracts except as required by local laws and our equity plan has limited change of control provisions

●	Higher Weighting of Compensation to At Risk Pay: Base salaries for NEOs are targeted at peer midpoint levels with a higher proportion of at-risk pay

●	Peer Compensation Review: The NEO compensation program is benchmarked by an independent consultant and reviewed by the Compensation Committee

●	Limited Perquisites: NEO perquisites are limited to expatriate assignments, relocation and perquisites customary in certain countries as part of an executive compensation package

Elements of Executive Compensation for 2019

Taking into account the above-described guidelines, NESR’s executive compensation program is comprised of base salary, a short-term incentive and a long-term incentive, each of which is described below.

	Element	Key Features	How Award Value is Determined
FIXED	Base Salary	● Only fixed compensation element ● Reviewed annually and adjusted when appropriate	● Position scope and responsibilities ● Experience and individual performance ● Market data

AT RISK	Annual Cash Incentive (Bonus)	● Targets a mix of financial and personal objectives ● Targets set annually to align with corporate objectives	● Revenue, EBITDA and DSO are the primary financial targets ● Personal objectives are measurable and not subjective

AT RISK	Long-term Equity Incentive (LTI)	● Restricted Stock Units (“RSU”) awards targeted at up to 2X base salary ● RSU program awarded broadly through the organization ● RSUs vest over a 3-year period for retention and shareholder alignment	● Execution on longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy

16

Chart 1 below shows the percentage of 2019 Total Target Compensation (inclusive of base salary, target annual cash incentive and LTI compensation) established by the Compensation Committee for our CEO and CFO vs. the comparator peer group, as described further in the following “Setting Executive Compensation” section.

(1) Mr. Foda advised the Board that he would waive his 2019 LTI award, as he has in prior years, to enable RSU awards to be distributed to a larger pool of key value or high potential employees.

The charts below show the value of 2019 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our CEO compared to the comparator peer group broken down by the different compensation elements. Chart 2 illustrates that our CEO’s 2019 Total Target Cash Compensation (inclusive of base salary and target annual cash incentive) was generally at or slightly above the 75th percentile of the peer group. In addition, our CEO waived his 2019 long-term incentive award. Chart 3 illustrates that our CEO’s target 2019 total compensation was between the 25th percentile and median of the comparator peer group when factoring the waived 2019 long-term incentive award. Chart 4 illustrates that 75% of the CEO’s Total Target Compensation was at risk against specific, measurable objectives, and approximately 60% of our CEO Total Target Cash Compensation was at risk and related to specific objectives.

17

The charts below show the percentage of 2019 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our CFO compared to the comparator peer group broken down by the different compensation elements. Chart 5 illustrates that our CFO’s target 2019 compensation was generally at or below the 25th percentile of the peer group. Chart 6 illustrates that our CFO’s target 2019 total compensation was generally below the 25th percentile of the peer group. Chart 7 illustrates that approximately 75% of the Total Target Compensation of our CFO is at risk.

18

We believe in transparency and the need to align our executive pay incentives with the creation of sustainable, long-term value for NESR and long-term returns for our shareholders. The NEOs’ variable compensation portion was designed to reflect the entrepreneurial culture of NESR from its inception, with at least 70% of executive pay at risk and tied to specific, measurable objectives. In the case of the CEO and the CFO, 75% or more of their total compensation is at risk and tied to specific objectives. In addition, in 2019 the CEO forfeited his LTI award for the third year in row in order to distribute the shares to our wider employee population without increasing dilution to shareholders.

Charts 8 and 9 below show the percentage of 2019 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our other NEOs broken down by the different compensation elements. As with our CEO and CFO, more than 50% of our Target Total Compensation for our other NEOs is considered at risk and subject to achievement of the corporate objectives.

19

Setting Executive Compensation

Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program and has overall responsibility for making final decisions about total compensation for NEOs, except the CEO, which is approved by the Board of Directors.

During its most recent annual review process, the Compensation Committee engaged with the CEO and other senior management as part of its process for making compensation decisions. For additional information on the role of the Compensation Committee, refer to the Committee’s Charter, which is available on our website.

Role of the CEO

The CEO does not provide recommendations concerning his own compensation, nor is he present when his compensation is discussed by the Compensation Committee. The Compensation Committee, in executive session, makes a recommendation to all non-employee Directors for discussion and approval by the Board.

The CEO and the independent compensation consultant if engaged by the company, assists the Committee in setting the compensation for other NEOs, including any base salary adjustments, performance goals and equity awards.

Use of Independent Consultants

The Compensation Committee did not retain an independent compensation consultant for 2019 but did rely on the Company benchmarking analysis from 2018 as a reference point when making compensation decisions for 2019. In 2018, the Committee engaged Pearl Meyer as its independent compensation consultant for setting the compensation structure. Pearl Meyer does not provide any other services to the Company. The primary responsibilities of the independent compensation consultant in 2018 were:

●	Provide independent and objective market data

●	Conduct compensation and plan analysis

●	Recommend a comparator peer group

●	Benchmark pay programs and pay levels to the comparator peer group

Comparator Peer Group

The Compensation Committee uses data from a comparator peer group when assessing the market competitiveness of NESR’s executive compensation program. The companies comprising the peer comparator group are selected based on the following considerations:

●	Oil and gas service industry affiliation

●	Financial metrics such as revenue, EBITDA and other metrics as number of employees and assets base

●	Country specific market data if available

●	Market capitalization

●	Inclusion in other oil and gas service companies peer groups

The comparator peer group is reviewed on an ongoing basis to ensure continued relevance.

The comparator peer group was composed of the following companies:

Weatherford International	Basic Energy Services
Superior Energy Services	Forum Energy Technologies
Oceaneering International	Archrock
Ensco	Newpark Resources
RPC	Oil States International
Exterran	Helix Energy Solutions
Rowan Companies	Nine Energy Service
Select Energy Services	Key Energy Services

In 2018, the independent compensation consultant gathered and performed an analysis of market data for each NEO, comparing the market data of each of the pay elements and total compensation at the 25th, 50th and 75th percentiles of the comparator peer group to current compensation for each NEO. The Compensation Committee elected to carryforward this analysis for 2019 owing to minimal changes within the industry between 2018 and 2019.

20

2019 Executive Compensation

Named Executive Officers

The names and titles of the named executive officers are listed below.

Sherif Foda	Chief Executive Officer
Christopher Boone (1)	Chief Financial Officer
Dhiraj Dudeja	Chief Commercial Officer
Hani Al-Maimani	Executive Director, Saudi Arabia & Bahrain
Chokri Ben Amor (2)	Executive Director & Vice President, Quality, Health, Safety and Environment (QHSE)

(1)	Christopher Boone was appointed Chief Financial Officer in May of 2019 upon the resignation of Melissa Cougle.

(2)	Chokri Ben Amor replaced Tolga Demir, VP Evaluation Group, who resigned in September of 2019, as an NEO.

Base Salary

We provide our NEOs with a base salary to compensate them for performing their daily responsibilities, and base salary is the fixed portion of an executive’s annual compensation. In setting initial base salaries for NESR’s NEOs, the Compensation Committee compared similar positions in the comparator peer group. In addition, the Compensation Committee wanted the NEOs below the CEO level to initially have relatively similar base salaries, when accounting for other fixed compensation like expatriate benefits, which could be adjusted over time for both market conditions, performance and scope of responsibility.

The base salaries for the NEOs for 2019 are shown in the table below.

Name	Base Salary ($)
Sherif Foda	840,000
Christopher Boone	300,000
Dhiraj Dudeja	300,000
Hani Al-Maimani	221,101
Chokri Ben Amor	249,600

There have been no changes to any base salaries of the NEOs since inception of the company in 2018 through 2019, and there are no proposed increases for 2020.

21

Short-Term Annual Incentive

The Company’s short-term annual incentive plan is designed to reward management for achieving certain financial and other strategic objectives that should result in the creation of incremental shareholder value.

The Compensation Committee selects and measures objectives that, while short-term in nature, will drive long-term growth and value for the Company. The Compensation Committee reviews and approves the financial and other objectives applicable to the NEOs and recommends the objectives of the CEO to the independent Directors of the Board. Individual incentive award opportunities are established as a percentage of base salary at the beginning of the year based on market competitive targets. The weighting and payout range of the metrics for our CEO and other NEOs are shown below. The potential payments under the Threshold, Target, Superior and Exceptional levels can be found in the Grants of Plan-Based Awards in the Fiscal 2019 table.

Financial Objectives - Revenue/EBITDA/DSO

The Compensation Committee determined that it was appropriate in 2019 to tie the financial metric to achieving certain Revenue, EBITDA and DSO (if applicable) targets because they are the best drivers for shareholder value creation and thus align the interests of management with the shareholder. The payout range opportunities are based on achieving the Revenue and EBITDA targets (and DSO, if applicable). If the EBITDA target is met and the Revenue target is not met, then the objective is considered achieved, as the EBITDA target is the primary metric. Conversely, if the Revenue target is met but the EBITDA target was not achieved, then the objective is considered as not achieved given the primary metric of achieving EBITDA target was not met. Furthermore, the Compensation Committee may in its discretion approve exceptions if significant growth milestones were achieved for both Revenue and EBITDA. Typically, this entails a “soft landing,” whereby if the achieved EBITDA is equal to or above 95% of the EBITDA target then the Compensation Committee may consider a linear payout from 50% to 100% of the EBITDA target incentive (e.g., 50% of the target incentive at 95% of achievement of the EBITDA target, up to 100% of the target incentive upon meeting the EBITDA target).

When considering the Company’s operating results for purposes of the financial portion of the short-term incentive, the Compensation Committee may adjust for unusual or infrequent gains or losses, depending on the nature of the item, to not cause executives to inappropriately be penalized or benefitted. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. 2019 EBITDA of $186.0 million excluded total charges and credits of $20.7 million.

 Reconciliation of Net Income to Adjusted EBITDA for year-ended December 31, 2019

	Quarter ended March 31, 2019	Quarter ended June 30, 2019	Quarter ended September 30, 2019	Quarter ended December 31, 2019	Year ended December 31, 2019
Net Income	$13,174	$11,356	$11,110	$3,724	$39,364
Add:
Income Taxes	2,943	4,451	3,511	2,166	13,071
Interest Expense, net	3,930	5,750	5,011	4,280	18,971
Depreciation and Amortization	19,304	21,285	23,196	29,980	93,765
Charges and Credits impacting Adjusted EBITDA (1)	1,372	2,872	4,880	11,599	20,723
Total Adjusted EBITDA	$40,723	$45,714	$47,708	$51,749	$185,894

(1) In the first quarter of 2019, Total Charges and Credits included $1.4 million in costs associated with the Company’s ongoing integration of its two main operating subsidiaries acquired in June of 2018. In the second quarter of 2019, Total Charges and Credits included $2.9 million in costs mainly related to integration and restructuring costs and other discrete provisions. In the third quarter of 2019, Total Charges and Credits included $4.9 million in costs mainly related to integration and restructuring costs and other discrete provisions. In the fourth quarter of 2019, Total Charges and Credits included $15.2 million mainly related to integration and restructuring costs, higher startup and qualifying costs in conjunction with new contracts, specifically the unconventional stimulation services contract setup in Saudi Arabia, and other discrete provisions that included non-cash actuarial adjustments and tax reserve charges.

22

The targets set for consolidated 2019 Revenue and EBITDA metrics and actual results are shown below. Full year pro-forma results were used for these metrics.

Metric	Target	Superior	Exceptional
Revenue/EBITDA(1)	$650/$180M	$750/$224M	$800/$237M

(1)	The financial metric does not have a Threshold entry level.

The individual incentive award opportunities under the plan for this financial metric are shown below.

Metric	Target	Superior	Exceptional	Actual
Sherif Foda	100%	125%	150%	100%
Christopher Boone	50%	75%	100%	50%
Dhiraj Dudeja	25%	50%	75%	25%
Hani Al-Maimani(2)	25%	50%	75%	25%
Chokri Ben Amor	25%	50%	75%	25%

(2)	Arabian region financial metrics were used to measure performance.

Individual Objectives

Personal objectives for the NEOs are reviewed and approved at the start of the year by the Compensation Committee, as recommended by our CEO. The Compensation Committee also reviews and recommends the personal objectives for the approval of the Independent Directors. Examples of personal objectives are cost-saving projects, M&A, contract awards, QHSE targets, asset utilization, new-country entry, employee statistics and other strategic projects.

The individual incentive award opportunities and achievements under the plan for the individual objectives’ metric are shown below. No achievement can exceed target payout as a percentage of base salary. The individual objectives metric does not have Superior or Exceptional levels.

NEO	Threshold	Target	Actual
Sherif Foda	0%	50%	45.0%
Christopher Boone	0%	50%	17.5%
Dhiraj Dudeja	0%	25%	25.0%
Hani Al-Maimani	0%	25%	9.0%
Chokri Ben Amor	0%	25%	13.0%

Long-Term Annual Equity Incentive Awards

Long-term equity incentive awards are designed to reward value creation from achieving operational performance objectives, thus aligning management and shareholders. Long-term incentives are the largest portion of compensation for our NEOs and are broadly granted to high-value employees throughout the organization.

The Company currently only grants restricted shares that vest ratably over three years. All shares are awarded under the 2018 Long Term Incentive Plan (“LTIP”) and follow all the terms and conditions of that plan.

The Compensation Committee reviews and approves the restricted stock awards applicable to the NEOs and recommends the award of the CEO to the Directors of the Board.

23

Award levels are targeted to equal up to two times the base salary of an individual and are designed to ensure alignment with longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy for high value employees. These awards extend to key performers at all levels who are important for the company today as well as high potential employees who would lead the company in the near and long-term future.

The amount and fair value of restricted shares granted in 2019 can be found in the Summary Compensation Table.

Other Compensation

The Company offers competitive compensation packages to its NEOs, so perquisites are limited to expatriate assignments, relocation and perquisites customary in countries as part of a standard executive compensation package.

Employee Benefits and Health/Welfare Plans

All our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, as applicable in each country, which may include:

●	medical, dental and vision benefits;

●	medical and dependent care flexible spending accounts;

●	short-term and long-term disability insurance; and

●	life insurance.

We believe the benefits and perquisites described above are an important aspect of attracting and retaining qualified individuals to serve as executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our NEOs’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

The value of perquisites paid in 2019 to certain NEOs are shown in the supplemental table to the Summary Compensation Table.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company’s management and recommended to our Board of Directors that it be included in this proxy statement.

Submitted by the Compensation Committee of NESR Board of Directors

●	Thomas Wood (Chair)

●	Hala Zeibak

●	Antonio Campo Mejia

24

Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid by the Company and its subsidiaries to its Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers of the Company.

Name & Principal Position (1)	Year	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)	Stock Awards Waived ($) (4)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($) (6)	Change in Pension Value and NQDC Earnings ($) (7)	All Other Compensation ($) (8)	Total ($)
Sherif Foda	2019	840,000	-	1,450,400	(1,450,400)	-	1,218,000	-	-	2,058,000
Chairman & Chief Executive Officer	2018	479,231	-	1,540,000	(1,540,000)	-	598,500	-	-	1,077,731
Chris Boone (10)	2019	175,000	-	380,000	-	-	118,125	-	-	673,125
Chief Financial Officer	2018	-	-	-	-	-	-	-	-	-
Melissa Cougle (11)	2019	122,581	-	-	-	-	-	-	-	122,581
Former CFO	2018	161,923	-	550,000	-	-	112,500	-	-	824,423
Dhiraj Dudeja	2019	300,000	-	518,000	-	-	150,000	-	-	968,000
Chief Commercial Officer	2018	171,154	-	550,000	-	-	71,250	-	-	792,404
Hani Al-Maimani (6)	2019	221,100	-	414,400	-	-	74,622	-	84,000	794,122
Executive Director, Saudi Arabia & Bahrain	2018	125,997	-	275,000	-	-	221,101	-	54,419	676,517
Chokri Ben Amor (9)	2019	249,600	-	259,000	-	-	93,600	-	134,368	736,568
Executive Director & VP, QHSE	2018	73,192	-	330,000	-	-	29,120	-	64,868	497,180
Tolga Demir (6)(12)	2019	178,200	-	155,400	-	-	-	-	58,500	392,100
Former VP Evaluation Group	2018	135,307	-	330,000	-	-	71,280	-	54,419	591,006

(1) Unless otherwise noted, all 2018 compensation is shown commencing on June 6, 2018 upon acquisition of NPS and GES.

(2) The annual cash incentive paid to our NEO’s is included in the column “Non-Equity Incentive Compensation.”

(3) Reflects the aggregate grant date fair value of our awards to certain of our named executive officers of restricted shares of our common stock consistent with FASB Accounting Standards Codification Topic 718 “Compensation-Stock Compensation” (“ASC Topic 718”). See discussion of Long-Term Annual Equity Incentive Awards in the Compensation section above.

(4) Mr. Foda waived receiving stock awards in 2018 and 2019 in order to increase the number of shares available to grant to a broader pool of employees.

(5) No options were awarded in 2018 or 2019.

(6) The amounts in “Non-Equity Incentive Compensation” reflect the cash incentive earned in that year but paid in the subsequent year. For Mr. Almaimani/Mr. Demir, the amount presented includes the 2018 NPS Non-Equity Incentive Plan Compensation paid in 2019. See discussion of Short-Term Annual Incentive in the Compensation section above.

(7) In 2018 and 2019, no NEO was a participant in any pension plan or non-qualified deferred compensation plan.

(8) See the Supplemental Table for additional detail on All Other Compensation.

(9) Mr. Ben Amor’s employment commenced September 15, 2018.

(10) Mr. Boone’s employment commenced June 1, 2019.

(11) Ms. Cougle’s employment ended May 28, 2019.

(12) Mr. Demir’s employment ended September 30, 2019.

25

Supplemental Table: All Other Compensation

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2019.

Name	Year	Housing Allowance ($)(1)	Transportation Allowance ($)(1)	Dependent Education Allowance ($)(1)	Relocation Allowance ($)	Total ($)
Hani Al-Maimani	2019	72,000	12,000	-	-	84,000
	2018	41,030	6,838	-	-	47,868
Chokri Ben Amor	2019	82,992	14,976	36,400	-	134,368
	2018	24,336	4,392	36,140	-	64,868
Tolga Demir	2019	49,500	9,000	-	-	58,500
	2018	37,585	6,834	-	10,000	54,419

(1) Housing, transportation and dependent education allowances are standard benefits as part of the NESR expatriate compensation structure. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company based on actual costs incurred.

Outstanding Equity Awards at Fiscal Year-End 2019

The following table provides information about unvested RSU awards for each of our NEOs as of December 31, 2019. The vesting schedule for each grant can be found in the footnotes to this table, based on the grant date.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock Not Vested (#)(3)	Market Value of Shares or Units of Stock Not Vested(2) ($)
Sherif Foda(1)		-	-
Christopher Boone	8/14/2019	50,000	433,000
Dhiraj Dudeja	3/18/2019	50,000	456,000
	8/14/2018	33,334	304,006
Hani Al-Maimani	3/18/2019	40,000	364,800
	8/14/2018	16,667	152,003
Chokri Ben Amor	3/18/2019	25,000	228,000
	8/14/2018	20,000	182,400

(1)	Mr. Foda waived receiving stock awards in 2018 and 2019 in order to increase the number of shares available to grant a broader pool of employees.
(2)	The market value was based on the closing price of $9.12 at December 31, 2019.
(3)	The forfeiture restrictions associated with time-based restricted stock awards lapse in one-third increments on the first through third anniversary dates of the grant date.

Grants of Plan-Based Awards

The following plan-based awards were approved in 2019 for our NEOs.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)				All Other Stock Awards: Number of Shares of	Grant Date Fair Value of Stock and Option
	Grant	Threshold	Target	Superior	Exceptional	Stock or	Awards
Name	Date	($)	($)	($)	($)	Units (#) (3)	($)
Sherif Foda	3/18/2019	-	1,260,000	1,470,000	1,680,000	140,000	1,450,400
Christopher Boone(2)	8/14/2019	-	175,000	218,750	262,500	50,000	380,000
Dhiraj Dudeja	3/18/2019	-	150,000	225,000	300,000	50,000	518,000
Hani Almaimani	3/18/2019	-	110,551	165,826	221,101	40,000	414,400
Chokri Ben Amor	3/18/2019	-	124,800	187,200	249,600	25,000	259,000
Tolga Demir(4)	3/18/2019	-	-	-	-	15,000	155,400

(1) The opportunities for each NEO under the 2018 Short-Term Incentive Plan. The potential payouts are performance-driven and completely at risk. For additional information on the 2018 Short-Term Incentive Plan, refer to the Compensation Discussion and Analysis.

(2) Mr. Boone’s estimated future payouts under non-equity incentive plan awards are prorated to reflect his June 1, 2019 commencement date.

(3) All restricted stock awards are granted under the NESR 2018 Long Term Incentive Plan. For additional information on restricted stock awards, refer to the Compensation Discussion and Analysis. Mr. Foda waived his 2019 stock award grant.

(4) Mr. Demir was ineligible to receive compensation under the non-equity incentive plan due his resignation as of September 30, 2019.

26

2019 Option Exercises and Stock Vested

The following options were exercised and RSUs vested in 2019 for our NEOs. All shares of restricted stock noted in the table below vested on August 14, 2019, at a closing price of our common stock of $7.60.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on Exercise	Value Realized on Exercise	Acquired on Vesting	Value Realized on Vesting
Name	(#)	($)	(#)	($)
Sherif Foda	-	-	-	-
Christopher Boone	-	-	-	-
Dhiraj Dudeja	-	-	16,666	126,662
Hani Almaimani	-	-	8,333	63,331
Chokri Ben Amor	-	-	10,000	76,000
Tolga Demir	-	-	10,000	76,000

Potential Payments Upon Termination or Change in Control for 2019

Our NEOs generally receive the same benefits as our employees, with differences generally due to country-specific requirements. Consistent with this practice, our NEOs do not have employment agreements (except as required by statute in certain jurisdictions), “golden parachutes” or change in control agreements. The Company’s executive officers serve at the will of the Board of Directors, which allows the Company to terminate their employment using judgment, unless mandated by local statutory requirements, as to the terms of any severance arrangement and based on specific circumstances at the time they cease being executive officers.

All employees who receive equity awards, including our NEOs, are subject to the same terms and conditions in the event of a termination. The award agreement for restricted shares granted in 2019 allows for accelerated vesting in the event of death or permanent disability.

27

Under our LTIP, in the event of a change of control, as defined in the LTIP, our Board of Directors, in its sole discretion, may provide for the vesting of all outstanding awards or may cancel any awards and deliver cash to the holders in an amount the Board determines is equal to the fair market value of such awards on the date of such event. The award agreement for restricted shares granted in 2019 allows for accelerated vesting in the event an employee is terminated without cause within six months following the consummation of a change in control.

The following table sets forth the value of the unvested equity awards held by each NEO at December 31, 2019 that would become vested upon a change in control assuming the Board elects to accelerate the vesting of equity awards or the employee is terminated without cause within six months following the consummation of a change in control. Due to the various factors that could affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different.

Name	Amount ($)(1)
Sherif Foda	-
Christopher Boone	456,000
Dhiraj Dudeja	760,006
Hani Al-Maimani	516,803
Chokri Ben Amor	410,400

(1)	Calculated based on the closing price of NESR common stock of $9.12 on December 31, 2019 and the number of outstanding, unvested RSUs held at that date.

Director Compensation

Our Director compensation philosophy is to appropriately compensate our non-employee Directors for their services as a Director of a complex multi-national company. The compensation structure should align the interests of Directors and shareholders. Directors who are also employees of NESR do not receive compensation for serving on the Board. We believe that our Director fee structure is customary and reasonable and consistent with that of our peers and similarly situated companies in the industry in which we operate.

Director Fees

All non-employee Directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nomination Committee receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service. All earned Director fees for 2019 were paid in or before January 2020.

Non-employee Directors are permitted to waive Director’s fees.

Director Equity Awards

All non-employee Directors received an annual equity award with a value of approximately $100,000, consisting of restricted shares that vest over one year. The actual number of restricted shares issued is calculated by dividing the closing price of our common stock on the NASDAQ exchange on the date of grant. All shares are awarded under the LTIP and follow all the terms and conditions of the LTIP.

Non-employee Directors are permitted to waive Director’s equity awards.

Director Pay Review

Our Compensation Committee annually reviews and periodically recommends updates to our non-employee Director compensation program. Recommendations factor in our director compensation philosophy, changes in market practice and the scope and responsibilities of the Directors’ service.

28

Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current non-employee Directors during 2019.

		Waived
	Fees Earned or	Fees Earned or	Stock
	Paid in Cash	Paid in Cash	Awards (2)	Total
Name	($)	($)	($)	($)
Thomas Wood	65,000	-	-	65,000
Antonio Camp Mejia	65,000	-	-	65,000
Andrew Waite	60,000	-	-	60,000
Salem Al Noaimi (1)	35,000	-	-	35,000
Amr Al Menhali(1)	25,000	-	-	25,000
Yousif Al Nowais	25,000	-	-	25,000
Nadhmi Al-Nasr	50,000	-	-	50,000
Hala Zeibak	50,000	(50,000)	-	-

(1)	Mr. Al Noaimi and Mr. Al Menhali waived their 2019 compensation and directed the Company to pay the cash compensation to Waha Capital PJSC. Salem Al Noaimi submitted his resignation from the Board as of November 9, 2019. Mr. Al Menhali was elected to the Board on November 9, 2019 for the seat vacated by Mr. Al Noaimi. More information about our current senior management and Board is set forth below.
(2)	While no shares were granted to non-employee Directors in 2019, in the first quarter of 2020, the Compensation Committee of the Board of Directors approved a restricted stock award with a value of approximately $125,000 for each director except for Mr. Foda, as an employee of the Company, and Ms. Zeibak, who declined her award. While the previous Board grant occurred in November of 2018, the Board delayed the current grant to the first quarter of 2020 and increased its value by $25,000 (representing the one quarter delay) to place these awards on the same vesting timing as most employee awards.

29

SHARE OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of May 22, 2020.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,957,425	3.38%
Christopher Boone	-	-
Dhiraj Dudeja	246,242	*
Antonio J. Campo Mejia	691,194	*
Nadhmi Al-Nasr	10,050	*
Amr Al Menhali	-	-
Yousef Al Nowais(c)	5,358,396	6.12%
Hala Zeibak	-	-
Andrew Waite	10,050	*
Thomas Wood	970,126	1.11%
All officers and directors as a group	10,243,483	11.71%

* less than 1%

(a)	Based on issued and outstanding shares of 87,495,221 as of May 22, 2020.
(b)	As of December 31, 2019, NESR Holdings Ltd., our Sponsor, owned 2,670,425 shares in the Company. During 2020, 670,425 of these shares were distributed to Mr. Foda, who has exclusive voting and dispositive power over the remaining NESR ordinary shares held by NESR Holdings Ltd. and thus beneficially owns the remaining 2,000,000 shares. In addition to his beneficial ownership in NESR Holdings Ltd., Mr. Foda also owns an additional 957,425 shares, inclusive of open market purchases of 17,000 shares during 2020.
(c)	Includes 5,358,396 shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

30

MAJOR SHAREHOLDERS

The following table sets forth information as of May 22, 2020 for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(1)
Olayan Saudi Holding Company	17,025	19.46%
Mubbadrah Investment LLC(2)	14,925	17.06%
NESR SPV Ltd.	10,188	11.64%
SV3 Holdings PTE Ltd.(3)	6,825	7.80%
Al-Nowais Investments LLC	5,358	6.12%

(1)	Based on issued and outstanding shares of 87,495,221 as of May 22, 2020.
(2)	Includes NESR ordinary shares owned by Mubbadrah Investment LLC, Hilal Al Busaidy and Yasser Al Barami.
(3)	SCF Partners and its affiliate SCF GP are the beneficial owners of a total of 7,991,677 ordinary shares and are affiliates of SV3 Holdings Pte Ltd. SV3 Holdings Pte Ltd is owned by two private equity funds: SCF-VIII AIV, L.P. and Viburnum Funds Pty Ltd. SCF-VIII AIV, L.P. has a 66 2/3% ownership interest in SV3 and Viburnum Funds Pty Ltd. has a 33 1/3% ownership interest in SV3. SCF Partners is the sole shareholder of LESA Cayman. LESA Cayman is the indirect beneficial owner of shares held by SCF-VIII AIV, L.P. through its general partner SCF -VIII Offshore G.P. Also, SCF-VIII, L.P. (of which SCF GP is the indirect beneficial owner) is the direct beneficial owner of 3,441,677 Ordinary Shares, which constitutes 3.9% of the outstanding Ordinary Shares.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

31

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Mubbadrah Investment LLC (“Mubbadrah”)

GES leases office space in a building it owns in Muscat, Oman to Mubbadrah along with other Mubbadrah group entities (collectively, the “Mubbadrah group entities”). GES charges rental income to the Mubbadrah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubbadrah group entities amounted to $0.2 million and $0.1 million in the 2019 Successor Period and 2018 Successor Period, respectively, in the Consolidated Statement of Operations. The outstanding balance of receivables from Mubbadrah group entities was $0.6 million at December 31, 2019. Mubbadrah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubbadrah, they own 17.06% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is a majority owned by Mubbadrah and Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.5 million for the Successor Period ended December 31, 2018 in relation to these services and $0.1 million for the Successor Period ended December 31, 2019.

Esnaad Solutions LLC (“Esnaad”)

Esnaad is 99% owned by Mubbadrah and is a supply chain company involved in the sourcing and procurement of products for the oil and gas industry. Charges totaling $1.1 million and less than $0.1 million were recorded in the 2018 Successor Period and 2019 Successor Period, respectively, for the purchase of chemicals, drilling fluids, materials and supplies.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubbadrah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. Charges totaling $0.8 million and $0 (zero) were recorded in the 2019 Successor Period and 2018 Successor Period, respectively, within the Consolidated Statement of Operations, for maintenance fees. As of December 31, 2019, $0.4 million remains payable to PBS.

Nine Energy Service, Inc. (“Nine”)

During the fourth quarter of 2019, the Company purchased coiled tubing equipment from Nine for $5.9 million. One of the Company’s directors also serves as a director of Nine. In 2019, the Company purchased $0.9 million of products and rentals from Nine. At December 31, 2019, there were liabilities totaling $6.8 million for the coiled tubing equipment and products and services.

Business Combination

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR ordinary shares as part of the Business Combination.

The Company has a comprehensive conflict of interest policy as part of its Code of Conduct.

32

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

During 2019, the Audit Committee periodically reviewed and discussed the Company’s consolidated financial statements with Company management and KPMG, the Company’s independent registered public accounting firm, including matters raised by the independent registered public accounting firm pursuant to applicable Public Company Accounting Oversight Board (“PCAOB”) requirements. The Audit Committee also discussed with Company management and KPMG the evaluation of the Company’s reporting and internal controls undertaken in connection with certifications made by the Company’s Chief Executive Officer and Chief Financial Officer in the Company’s periodic SEC filings pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee also reviewed and discussed such other matters as it deemed appropriate, including the Company’s compliance with Section 404(a) and other relevant provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the Nasdaq. The Audit Committee also reviewed with KPMG the matters required to be discussed by the independent registered public accounting firm with the Audit Committee under applicable requirements of the PCAOB and the SEC.

KPMG provided the Audit Committee with the required PCAOB disclosures and letters concerning its independence with respect to the Company, and the Committee discussed KPMG’s independence with them.

Based on the foregoing reviews and discussions, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on March 17, 2020.

The Audit Committee has selected KPMG, an independent registered public accounting firm, to audit the Company’s financial statements for 2020. While the Audit Committee is responsible for appointing, compensating and overseeing the independent auditor’s work, we are requesting, as a matter of good corporate governance, that our shareholders ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2020. KPMG served as the Company’s independent registered public accounting firm since 2018. We believe the appointment of KPMG as our independent registered public accounting firm for 2020 is in the best interests of the Company and our shareholders.

Representatives of KPMG will be available at the virtual annual general meeting to make a statement, if they desire to do so, and to respond to appropriate questions from shareholders in attendance.

If our shareholders do not ratify this appointment, the Audit Committee will reconsider whether to retain KPMG and may retain that firm or another firm without resubmitting the matter to our shareholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the best interests of the Company and our shareholders.

The Board recommends a vote FOR ratification of KPMG as independent registered public accounting firm for the fiscal year ended December 31, 2020.

Fees Paid to Auditor

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	(In US$ thousands, except share data and per share amounts)
	Successor (NESR)		Predecessor (NPS)
	Period from	Period from	Period from
	January 1	June 7	January 1
	to December 31,	to December 31,	to June 6,
	2019	2018	2018

Audit fees(a)	$1,721	$722	$1,064
Audit-related fees(b)	-	-	-
Tax fees(c)	233	308	55
All other fees(d)	-	-	-
Total	$1,954	$1,030	$1,119

(a)	Audit fees represent professional services rendered for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy regarding the pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2019 and 2018 were approved by the Audit Committee pursuant to the pre-approval policy.

33

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 (“PSLRA”). These statements, which are based on our beliefs and expectations as to future outcomes, include, among others, statements about our future operating results, business plans, objectives, Environmental, Social, and Governance (“ESG”) initiatives and any other statements that contain the words believe, seek, expect, anticipate, forecast, project, intend, estimate, should, could, may, will, plan, or similar expressions, and any other statements contained or incorporated by reference into this Proxy Statement that are not historical facts. These forward-looking statements are subject to certain risks and uncertainties, such as those described in our periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as risks stemming from COVID-19, that could cause actual results to differ materially from anticipated results. These statements may also be based on standards for measuring progress that are still developing and on assumptions that are subject to change in the future. Consequently, such forward-looking statements are qualified by the cautionary statements, cautionary language and risk factors set forth in our periodic reports and documents filed with the SEC, including our most recent Annual Report on Form 20-F and Current Reports on Form 6-K. We claim the protection of the safe harbor contained in the PSLRA for forward-looking statements. We are providing this information as of the date of this Proxy Statement and assume no obligation to update or revise the information contained in this Proxy Statement whether as a result of new information, future events or any other reason.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We are committed to fully integrating ESG principles into our business. We believe that our success is closely tied to the viability of the economies, environments, and communities in which we operate. We continually strive to create shared value through pursuing ESG initiatives that are aligned with community needs, our business strategies and our customers’ priorities. We believe that managing material ESG risks and opportunities in our business will produce operational efficiency, enhance our sustainability, and produce tangible and intangible value for our shareholders. Moreover, by striving to reduce our environmental footprint, deepen our social impact, and strengthen our corporate governance, we can reinforce our position in the MENA region as a premier local service provider and employer, and champion of the MENA region.

Public Disclosure of ESG Initiatives

NESR’s Board of Directors and management are committed to transparency and open communication with shareholders, employees, and all other stakeholders. In 2020, our priorities continue to include improving our public disclosure of ESG initiatives, collecting ESG data, and producing our first Sustainability Report in 2021. We are also finalizing our long-term corporate ESG goals based on identified material ESG risks and opportunities in our operations. We believe that setting ESG key performance indicators across the company for different functions should allow us to achieve our ESG goals in an expedited manner. Moreover, we believe that public disclosure of our ESG performance through our different communication channels, and our proactivity in engaging with our stakeholders, will improve our competitiveness and enhance transparency in our business.

Environment

Environmental Stewardship

We are committed to reducing our environmental footprint and aligning our environmental initiatives with the United Nations Sustainable Development Goals. We continuously strive to improve our environmental performance through:

●	Setting and monitoring environmental objectives and targets as part of business performance;
●	Driving group wide responsible environmental behaviors through encouraging and rewarding outstanding environmental performance and initiatives by introducing monetary environmental awards and linking corporate ESG performance to compensation;
●	Reducing the likelihood of undesirable environmental incidents in our operations;
●	Effectively communicating our environmental policies, standards, programs, and performance to employees, partners and community stakeholders;
●	Meeting international, national and customer environmental standards and requirements;
●	Protecting the environment through spill prevention, reduction of natural resources consumption and air emissions, and responsible waste, energy, and water management; and
●	Ensuring environmental best practices are considered while designing, engineering, and deploying our products and services.

34

We recognize that stewardship of the environment is necessary to ensure the long-term success of our business. Our license to operate depends on our ability to adapt our practices and conform with global social and environmental expectations. We believe that conventional methods are not sustainable and that companies need to constantly improve their operations and business practices to address climate change challenges.

To understand our baseline and improve our environmental performance, we started tracking environmental data related to energy, water and natural resources consumption, air emissions and waste. Moreover, to ensure environmental compliance, we adhere to local regulatory requirements and monitor developments relating to environmental protection.

As we embark on understanding and reducing our environmental footprint, we are conscious of the risks presented by climate change, evolving environmental regulations, and depleting natural resources. We continue to monitor opportunities that can add value to our business and improve our environmental performance.

Water Management

We believe that deploying sustainable water strategies and preserving freshwater resources are essential to our ability to conduct our operations in the MENA region. Water conservation, in every area we operate, is an important pillar of NESR’s environmental strategy. We are taking the lead in the MENA region in introducing technologies and know-how to help our customers achieve their production goals in an environmentally responsible manner. In 2019, we signed a Memorandum of Understanding with Gradiant Energy Services, a leading provider of flowback water treatment and recycling solutions. In Oman, we revised our cementing slurries recipes and implemented dry blending solutions to minimize dead volume pumped and reduce our freshwater consumption. Moreover, sustainable water management plans have been included in the design of the NESR Oilfield Research and Innovation Center (“NORI”) in Saudi Arabia. Rainwater collection and dispersion systems will be installed, and sustainable landscaping has been adopted in the design of the center. Native plants were incorporated into the design to reduce water consumption in the desert environment of Saudi Arabia. We continue to engage with existing and potential water treatment technology partners to provide the highest quality water treatment services, through patented technology-driven solutions, to enable beneficial reuse of produced water.

Air Emissions

Over the last year, we have been shifting from using diesel-powered light towers in our rigless sites in Saudi Arabia to using solar powered light towers, which helps reduce noise pollution, fuel consumption and CO2 emissions. Our customer, inspired by our initiative and positive results, later required all other service providers in the area to follow our example. Our environmental initiative not only produced positive results for our business and community, but we also served as a catalyst in the shift toward renewable energy sources among our peers. In 2019, we provided solutions for one of our key customers in the Middle East to reduce hydrocarbon flaring and CO2 emissions. By using Reinforced Thermoplastic Pipe (“RTP”) technology, we enabled the safe transportation of several tons of hydrocarbons, which prevented their release into the air.

We are currently replacing some of our diesel power generators in Saudi Arabia with solar generators to further reduce our greenhouse gas (“GHG”) emissions. More recently in 2020, we started tracking our overall GHG emissions with an aim to reporting our overall emissions in our Sustainability Report in 2021.

Energy Consumption

Implementing responsible energy consumption practices across the business continues to be one of our environmental objectives in 2020. This year, we started tracking our total energy consumption from different sources with the goal of improving energy efficiency and increasing the percentage of energy we consume from renewable sources. To this end, we plan to install building management systems to monitor energy consumption at NORI and conduct energy modeling to reduce energy consumption. NORI is being designed to comply with Leadership in Energy and Environmental Design (LEED) certification requirements and, once completed, is projected to consume 20% less energy than comparable buildings in Saudi Arabia. We estimate that approximately 5% of the energy consumed at NORI will be generated from renewable energy sources. The shift away from diesel-powered light towers and generators further increased the share of energy consumed from renewable sources in our operation.

35

Waste Management

In 2019, we started tracking the total volume of hazardous and non-hazardous waste produced by our operations – a first step toward understanding the volume and nature of the waste we generate. In an effort to raise employee awareness about the importance of reducing consumption, reusing what can be reused, and ultimately reducing and recycling waste, we banned all plastic water bottles from our offices in 2019 and provided reusable, environmentally-friendly bottles. In 2020, we started tracking the volume of waste we recycle, and where our waste ultimately ends up (incinerated, sent to landfills, sold as scrap, etc.) This will allow us to understand the full impact of the waste we generate on different ecosystems. Ultimately, we believe that the information we are collecting in 2020 will facilitate better waste management in the future.

Our Employees and Our Community

Human Capital Management

We are committed to playing an active role in the economic development of the countries in which we operate through providing opportunities to local talent with varying levels of experience. We believe that providing an empowering, inclusive, and diverse work environment enables us to attract and retain top employees who can drive the success of our business.

We are also committed to providing equal opportunities and maintaining pay equity for all our employees. Our business ethics and values set in the Code of Conduct (“COC”) reaffirm our commitment to protect our employees from all forms of discrimination in the workplace. We believe that all people should be treated with dignity and respect and that our employees and contractors should adhere to the policies and guidelines set out in our COC. Our employees are empowered to report violations to the COC to their superiors, Human Resources representatives, and/or to our internal ethics email address. An anonymous, third party-operated reporting mechanism is also available by phone and online.

Diversity and Inclusion

We draw strength from the diversity of our employees and our inclusive culture. We employ more than 4,500 employees and contractors representing more than 60 nationalities and working in 15 countries throughout the Middle East, Asia, Africa and the US. We believe that the gender, cultural, and ethnic diversity of our workforce enriches and strengthens our culture and workplace and fosters innovation, creativity, tolerance, and inclusiveness. This provides an environment where our employees can reach their full potential and bring their best to work every day. Our inclusive culture also creates a common NESR identity that unites our employees in the pursuit of a common goal: providing best in class service to our customers.

Ensuring gender diversity is key to our business, especially as we operate in countries where women’s entry to the workplace in large numbers is a recent phenomenon. Our COC includes anti-harassment and non-discrimination policies to ensure that our workplace is safe and our work environment is empowering to all. Today, female leaders excel at NESR, holding many key leadership roles, including General Counsel, Corporate Controller, and Director of ESG, and exemplifying the strength and skillset women bring to our workplace.

Health and Safety

Protecting the health and safety of our employees, contractors, and the communities in which we operate are major drivers for our business. Our goal is to deliver safe and compliant operations without harming individuals, while making a positive impact on the community. We exhibited excellent progress in 2019 in our journey toward injury-free operations: 60% of the countries of NESR operations recorded zero lost time injuries to their employees and contractors. Our 2019 global Lost Time Injury Rate dropped by 70%, and our Automotive Accident Rate dropped by 23% relative to our 2018 statistics. This was achieved through strong leadership in implementing a new management system and a focused, risk-based approach, including extensive training of our employees and contractors to recognize and manage health and safety risks.

36

Our 2019 health and safety performance and was acknowledged by our customers through numerous health and safety awards in 2019, including being recognized as a best in class performer in health and safety in our two major countries of operation.

COVID-19 Response

Our proactive response to the unprecedented health risks presented by the global spread of COVID-19 reaffirms our commitment to protecting the health and safety of our people and our operations. Our management team began monitoring the spread of COVID-19 across the globe as early as December 2019.

In 2020, NESR management formed a Crisis Management Team (“CMT”) to lead our response to COVID-19. Regional managers also activated their local Emergency Response Teams (“ERT”) in alignment with the CMT. Together, the ERTs and CMT monitored the rapidly developing situation, analyzed facts, and implemented actions to help protect and minimize risk to our employees and business. Our emergency response included actions and plans to address logistical concerns, customer engagement plans, supply chain sustainability, and inventory planning, among other things.

We believe that effectively communicating with our workforce and our customers is key to our ability to maintain the health of employees and continuity of our business during the crisis. Our website and intranet are continuously updated with relevant information and actions undertaken - including implementing social distancing practices (e.g., telecommuting, restricting face to face meetings), improving sanitization efforts, monitoring body temperatures, and enforcing a travel ban – to safeguard our employees’ health and safety. We also launched a mobile health application to help our employees stay safe, informed and connected. We maintain the dialogue with all of our employees, we conduct corporate Q&A sessions to reassure our employees and address their concerns, and we regularly update our employees as to relevant local government processes and guidelines to maintain compliance with local rules and regulations surrounding COVID-19.

Due to longer than usual rotations resulting from travel restrictions, we offered financial support to our field personnel and their families in the form of prepayment of monthly salaries. We have also contacted families of our expatriate employees to ensure that their needs are addressed by our different offices around the world. We believe that it is our duty to support our employees and their families during these challenging times.

We continue to closely monitor the situation and hold regular meetings to promptly address and adapt our business decisions to developing circumstances. Our priority is to keep our employees safe and our operations running without interruption.

In-Country Value

We pride ourselves on being the “National Champion” of the MENA region and the first company from the MENA region to be listed on the NASDAQ exchange. As a viable national alternative and a leading oilfield services provider in the region, we are steadfast in our commitment to contributing to the health of the economies in which we operate. We are guided by a strict mandate to align our local activities and investments with the visions and national priorities of the countries of the MENA region. As such, we participate in many local content programs intended to increase local employment, manufacturing, and procurement where we do business, including in-country value programs in Oman, Algeria, and the UAE, Tawteen in Qatar, and In-Kingdom Total Value Add in Saudi Arabia.

37

Our focus on enhancing our contribution to the communities in which we operate includes hiring and developing local talent, manufacturing locally, and supporting the growth of small and medium enterprises in the MENA region, particularly through contracting with local suppliers. In 2019, in 61.5% of the countries where we have operations, over 75% of the employee workforce was comprised of nationals of such countries, including three countries of operation which were entirely nationalized. In order to strengthen local supply chains, 80.3% of our total procurement budget was spent on local suppliers, and we spent more than 3,100 hours on developing and training local suppliers in 2019.

Manufacturing locally and investing in cutting edge research and development further enhance our local content and strong local presence. In November 2019, we opened our second manufacturing facility in Oman. The new facility will localize the manufacturing of casing accessories and enhance our in-country value by creating employment and training opportunities for employees residing outside of urban areas. We also became the first company in the region to successfully manufacture casing accessories in Oman and export those products to neighboring countries. In February 2020, we broke ground on NORI, which is designed as an open forum to bring the most innovative minds in Saudi Arabia together to develop technologies and local capabilities. NORI will provide employment opportunities in Saudi Arabia and facilitate collaboration with academic institutions, including King Fahd University of Petroleum and Minerals.

Our commitment to local content value creation is founded in the belief that creating shared social and economic value through local content programs will enhance our long-term sustainability and growth in the region.

Corporate Social Responsibility

Our commitment to the communities in which we operate drives our social impact programs, including corporate volunteering initiatives. We strive to align corporate social responsibility (“CSR”) initiatives with our business strategies to maximize our social return on investments and create shared value.

Our employees have been actively engaged in spreading environmental awareness in the community. We have participated in several events organized by the Society of Petroleum Engineers and our customers in Saudi Arabia and Qatar. Most recently in December 2019, we participated in an environmental campaign in Saudi Arabia to confirm our commitment to promote environmental awareness in the community through lectures, videos, and other activities specifically targeting school children. We have received environmental awards in several countries, including three awards in 2019 and one in 2020 for environmental initiatives, both internal (targeting our performance) and external (targeting communities). In February 2020, NESR was recognized by our client in Saudi Arabia for our outstanding contributions to the accomplishment of environmental initiatives in 2019.

In April 2020, we launched one of our key CSR programs to further encourage employee engagement in the community. Through this program, managers are organizing activities and tracking the number of hours volunteered by our employees, the type of volunteer work performed, and the positive impact our involvement in the community is intended to produce. We also created a network of employee engagement champions who will guide 14 Community Involvement Teams (“CIT”) across the company. The CITs will lead corporate volunteering initiatives in all the countries we operate in. Our target in 2020 is to encourage every employee to volunteer at least one hour of time so that every community we operate in is positively impacted.

Corporate giving is also high on our agenda in 2020. We recently contributed to several initiatives to help local governments combat the negative effects of COVID-19. We donated to the Health Endowment Fund of the Saudi Arabian Ministry of Health to help fight the spread of the virus and support healthcare workers. Similarly, in Oman, we supported the initiative of the Supreme Committee by matching the donations of our employees to the Omani Ministry of Health’s COVID-19 efforts. In addition, in response to social distancing requirements, we canceled our annual corporate Ramadan gatherings and diverted the allocated funds to support local community needs.

Corporate Governance

NESR is built on a strong foundation of integrity, ethics, and social responsibility, with corporate governance principles overseen by our Board of Directors and instilled in our employees through our COC.

38

Board of Directors

The tone of our corporate governance principles is set by our Board of Directors. At the Board’s direction, management presents ESG updates to the Board quarterly to ensure ESG considerations are factored into business decisions. In addition, the Board of Directors reviews and monitors ESG risks and opportunities at Board and committee meetings as deemed necessary.

For additional details on the composition of the Board of Directors, committees and the qualifications of Directors, please refer to earlier sections of the proxy or to NESR’s website www.nesr.com.

Anti-Corruption, Bribery and Ethical and Fair Business Practices

We are committed to conducting our business in an honest and ethical manner. We have a zero-tolerance approach to bribery and corruption and are committed to acting professionally, fairly and with integrity in all dealings wherever we operate. We are also committed to maintaining effective systems to counter bribery and regulate gifts, entertainment, donations and conflict of interests. NESR’s Anti-Corruption Policy:

●	Prohibits gifts or hospitality with the intention of persuading anyone to act improperly or to influence a public official in the performance of his/her duties;
●	Prohibits providing and accepting facilitation payments or “kickbacks” of any kind; and
●	Prohibits making contributions of any kind to political parties and charitable donations for the purpose of gaining commercial advantage.

It is these guiding core ethical principles combined with our unwavering commitment to responsibly achieving superior financial results, motivating our employees and maintaining a diverse culture that define our company.

39

16223_National Energy Services Proxy Card Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet or Telephone – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NATIONAL ENERGY SERVICES REUNITED CORP.

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on June 29, 2020.

INTERNET/MOBILE — www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

PHONE (US ONLY) – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

1. Election of Directors	FOR	AGAINST	ABSTAIN
(1) Antonio J. Campo Mejia	☐	☐	☐
(2) Nadhmi Al-Nasr	☐	☐	☐
(3) Amr Al Menhali	☐	☐	☐
(4) Andrew Waite	☐	☐	☐
(5) Hala Zeibak	☐	☐	☐

(Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee's name in the list above)

	FOR	AGAINST	ABSTAIN
2. Ratification of independent registered public accounting firm.	☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**________**,2020**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

16223_National Energy Services Proxy Card Back

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders

The 2020 Proxy Statement to Shareholders is available at: https://www.cstproxy.com/nesr/2020

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NATIONAL ENERGY SERVICES REUNITED CORP.

The undersigned appoints Christopher L. Boone and Dhiraj Dudeja, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of National Energy Services Reunited Corp. held of record by the undersigned at the close of business on May 22, 2020 at the Annual General Meeting of Stockholders of National Energy Services Reunited Corp. to be held on June 30, 2020 or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE FIVE NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOR OF PROPOSAL 2. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)